U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transaction period from _______ to _______.

Commission file number: 0-25756

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

IBERIABANK Corporation Retirement Savings Plan
(formerly, ISB Financial Corporation Profit Sharing Plan and Trust)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IBERIABANK Corporation
200 West Congress Street
Lafayette, Louisiana 70501

As filed on June 27, 2008

IBERIABANK CORPORATION RETIREMENT SAVINGS PLAN

Index to Financial Statements and Supplementary Schedules

Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA

Charles E. Castaing, CPA, Retired
Roger E. Hussey, CPA, Retired

Robin G. Freyou, CPA
Shalee M. Landry, CPA
Donna Lasseigne, CPA
Hilda S. Carriere, CPA

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of the
IBERIABANK Corporation Retirement Savings Plan
Lafayette, LA

We have audited the accompanying statements of net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IBERIABANK Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
June 27, 2008

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com

Exhibit A

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS — **DECEMBER 31, 2007 AND 2006**

	2007	2006
ASSETS		
Participant-Directed Investments (Note 3)	$ 37,015,164	$ 43,674,094
Participant Loans	736,085	992,605
Receivables:		
Accrued Interest and Dividends	142,605	160,598
TOTAL ASSETS	37,893,854	44,827,297
LIABILITIES		
Dividends Payable	25,758	28,376
TOTAL LIABILITIES	25,758	28,376
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	37,868,096	44,798,921
Adjustment from fair value to contract value for fully benefit-responsive investment contract	18,978	57,536
NET ASSETS AVAILABLE FOR BENEFITS	$ 37,887,074	$ 44,856,457

The accompanying notes are an integral part of these financial statements.

Exhibit B

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006	
	2007	2006
ADDITIONS		
Additions to net assets attributed to:		
Investment Income:		
Net appreciation (depreciation) in fair value of investments (Note 3)	$ (5,251,016)	$ 5,699,555
Interest	68,672	69,713
Dividends	615,407	626,458
Total Investment Income	(4,566,937)	6,395,726
Contributions:		
Employer	695,791	0
Participant	3,582,693	1,814,424
Rollover	2,868,985	462,267
Total Contributions	7,147,469	2,276,691
TOTAL ADDITIONS	2,580,532	8,672,417
DEDUCTIONS		
Deductions from net assets attributed to:		
Benefits paid to participants	9,544,050	3,910,659
Administrative Expenses	5,865	6,568
TOTAL DEDUCTIONS	9,549,915	3,917,227
NET INCREASE DECREASE DURING YEAR	(6,969,383)	4,755,190
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of Year	44,856,457	40,101,267
End of Year	$ 37,887,074	$ 44,856,457

The accompanying notes are an integral part of these financial statements.

NOTE 1 – PLAN DESCRIPTION:

The following description of the IBERIABANK Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General. The Plan is a defined contribution plan established in 1982. In 2005, the IBERIABANK Corporation Employee Stock Ownership Plan merged into the IBERIABANK Corporation Profit Sharing Plan and Trust, and the merged plan was renamed the IBERIABANK Corporation Retirement Savings Plan. In the same year the Plan was amended to create an employee stock ownership plan within the Plan, represented by the assets held in the form of employer securities. Participants are allowed to direct the investment of all of their account balance into various investment options offered by the plan. All employees of participating employers are eligible to participate in the plan provided they are age 18 or older. Any entity, whether an affiliate or subsidiary of IBERIABANK Corporation or not, may adopt this Plan and become a participating employer. The participating employers are IBERIABANK, Iberia Financial Services, LLC and Acadiana Holdings, LLC, Pulaski Bank and Trust, Lenders Title Company, and United Title of Louisiana. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions. Participants may contribute up to 100 percent of pretax annual compensation in the form of a salary reduction, as defined by the Plan. Participants who have attained age 50 before then end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The employer may make a discretionary matching contribution equal to a percentage of the amount of the salary reduction elected by the participant. In addition, the employer may make an additional discretionary contribution based on a percentage of annual compensation. Contributions are subject to certain IRS limitations.

Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the employer's contribution, and (b) the earnings from the participant's investment accounts, and (c) forfeitures of terminated participants' nonvested accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting. Participants are immediately vested in their contributions plus actual earnings thereon and in all dividends paid on employer securities. Vesting in the employer's matching and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after 6 years of credited service. Prior to death or retirement, participants vest in employer contributions and related earnings in accordance with the following schedule:

Years of Service	Vested Percent
Less than 2 years	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

On the occurrence of death, retirement, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTE 1 – PLAN DESCRIPTION (Continued):

Investment Options. During 2007, a participant could direct all or a portion of their vested account balance in any of the following investment options.

GARTMORE MORLEY FINANCIAL SERVICES Stable Value Fund. The investment seeks current income by investing primarily in insurance contracts issued by insurance companies, and investments from other financial institutions which offer stability of principal. It holds multiple duration securities with an average quality rating of AAA.

PRINCIPAL GLOBAL INVESTORS Bond and Mortgage Separate Account. The investment option invests primarily in intermediate-term, fixed-income investments such as public and private corporate bonds, commercial and residential mortgages, asset-backed securities, and US government and agency-backed securities. Value is added primarily through sector allocation and security selection. The Separate Account may enter into reverse repurchase agreements to attempt to enhance portfolio return and income.

PRINCIPAL REAL ESTATE INVESTORS U.S. Property Separate Account. The investment invests the majority of assets on commercial real estate holdings. It focuses on properties that return both lease income and appreciation of the buildings' marketable value. The property holdings usually contain real estate from the multi-family, office, warehouse/manufacturing, and retail sectors.

PRINCIPAL GLOBAL INVESTORS Principal LifeTime Strategic Income Separate Account. The investment seeks current income. The fund primarily invests in shares of other Principal Investors funds. The underlying funds are intended to give the fund moderate exposure to the domestic and foreign equity and fixed income markets. In deciding how to allocate the fund's assets among the underlying funds, the sub-advisor considers long-term asset class returns and volatility assumptions. There are no minimum or maximum percentages in which the fund must invest in any underlying fund.

PRINCIPAL GLOBAL INVESTORS Principal LifeTime 2010 Separate Account. The investment seeks a total return consisting of long-term growth of capital and current income. The fund primarily invests in shares of other Principal Investors funds. The underlying funds are intended to give the fund broad exposure to the domestic and foreign equity and fixed income markets. The sub-advisor intends to allocate assets so that within approximately ten to fifteen years after the year 2010, the fund's assets invested in the underlying funds match the asset allocation of the Principal LifeTime Strategic Income fund.

PRINCIPAL GLOBAL INVESTORS Principal LifeTime 2020 Separate Account. The investment seeks a total return consisting of long-term growth of capital and current income. The fund primarily invests in shares of other Principal Investors funds. The underlying funds are intended to give the fund broad exposure to the domestic and foreign equity and fixed income markets. The sub-advisor intends to allocate assets so that within approximately ten to fifteen years after the year 2020, the fund's assets invested in the underlying funds match the asset allocation of the Principal LifeTime Strategic Income fund.

NOTE 1 – PLAN DESCRIPTION (Continued):

PRINCIPAL GLOBAL INVESTORS Principal LifeTime 2030 Separate Account. The investment seeks a total return consisting of long-term growth of capital and current income. The fund primarily invests in shares of other Principal Investors funds. The underlying funds are intended to give the fund broad exposure to the domestic and foreign equity and fixed income markets. The sub-advisor intends to allocate assets so that within approximately ten to fifteen years after the year 2030, the fund's assets invested in the underlying funds match the asset allocation of the Principal LifeTime Strategic Income fund.

PRINCIPAL GLOBAL INVESTORS Principal LifeTime 2040 Separate Account. The investment seeks a total return consisting of long-term growth of capital and current income. The fund primarily invests in shares of other Principal Investors funds. The underlying funds are intended to give the fund broad exposure to the domestic and foreign equity and fixed income markets. The sub-advisor intends to allocate assets to that within approximately ten to fifteen years after the year 2040, the fund's assets invested in the underlying funds match the asset allocation of the Principal LifeTime Strategic Income fund.

PRINCIPAL GLOBAL INVESTORS Principal LifeTime 2050 Separate Account. The investment seeks a total return consisting of long-term growth of capital and current income. The fund primarily invests in shares of other Principal Investors funds. The underlying funds are intended to give the fund broad exposure to the domestic and foreign equity and fixed income markets. The sub-advisor intends to allocate assets so that within approximately ten to fifteen years after the year 2050, the fund's assets invested in the underlying funds match the asset allocation of the Principal LifeTime Strategic Income fund.

FIDELITY INVESTMENTS Mid-Cap Growth II Separate Account. The investment seeks long-term growth of capital. The fund invests at least 80% of its assets in securities of companies with medium market capitalization (those with market capitalizations similar to the market capitalizations of companies in the Russell Midcap Growth index and the Standard & Poor's MidCap 400 index) at the time of purchase. It may also invest the assets in companies with smaller or larger market capitalizations.

PRINCIPAL GLOBAL INVESTORS Small Company Value Separate Account. The investment seeks long-term growth of capital and invests primarily in common stocks of small capitalization companies. It normally invests the majority of assets in companies with market capitalizations similar to those companies in the Russell 2000 Value Index. Management focuses on stocks of small-sized companies that are undervalued at the time of purchase. These companies are often characterized by below-average stock price earnings ratios and above-average dividend yields. The Separate Account may invest up to 25% of assets in foreign securities.

PRINCIPAL GLOBAL INVESTORS Small-Cap Stock Index Separate Account. The investment seeks long-term growth of capital and normally invests the majority of assets in common stocks of companies that compose the S&P SmallCap 600 Index. Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P 600 Index. Over the long-term, management seeks a very close correlation between the performance of the Separate Account before expenses and that of the S&P 600 Index.

NOTE 1 – PLAN DESCRIPTION (Continued):

UBS EMERALD ESSEX SmallCap Growth II Separate Account. The investment seeks long-term growth of capital. The fund normally invests at least 80% of assets in common stocks of companies with small market capitalizations (whose market capitalizations equal to or smaller than the greater of $2.5 billion or the highest market capitalization of the companies in the Russell 2000 Growth index at the time of purchase. It may invest up to 25% of assets in securities of foreign companies.

ALLIANCE BERNSTEIN INVESTMENTS LargeCap Value Separate Account. The investment seeks long-term growth of capital. The fund normally invests at least 80% of assets in companies with large market capitalizations at the time of purchase. It may invest up to 25% of its assets in securities of foreign companies.

PRINCIPAL GLOBAL INVESTORS LargeCap Stock Index Separate Account. The investment option normally invests the majority of assets in common stocks of companies that compose the S&P 500 Index. Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P 500 Index. Over the long-term, management seeks a very close correlation between the performance of the Separate Account before expenses and that of the S&P 500 Index.

CCI Large Company Growth Separate Account. The investment option primarily invests in common stocks of large capitalization companies with strong earnings growth potential. It normally invests the majority of assets in companies with large market capitalizations at the time of purchase. Management places strong emphasis on companies it believes are guided by high quality management teams. It also attempts to identify those companies that are market leaders possessing the ability to control pricing and margins in their respective industries. It may invest up to 25% of assets in foreign securities.

GOLDMAN SACHS LOS ANGELES CAPITAL MANAGEMENT Mid-Cap Value I Separate Account. The investment seeks long-term growth of capital. The fund invests at least 80% of assets in a diversified portfolio of equity investments in mid-cap issuers with a medium market capitalization (those with market capitalizations similar to companies in the Russell MidCap Value index) at the time of purchase. It may invest up to 25% of net assets in securities of foreign companies, including securities of issuers in emerging countries and securities quoted in foreign currencies.

PRINCIPAL GLOBAL INVESTORS Mid-Cap Stock Index Separate Account. The investment option normally invests the majority of assets in common stocks of companies that compose the S&P MidCap 400 Index. Management attempts to mirror the investment performance of the index by allocating assets in approximately the same weightings as the S&P Index. Over the long-term, management seeks a very close correlation between the performance of the Separate Account before expenses and that of the S&P 400 Index.

NOTE 1 – PLAN DESCRIPTION (Continued):

PRINCIPAL GLOBAL INVESTORS International Emerging Markets Separate Account. The investment option normally invests the majority of assets in equities of companies in emerging market countries. It invests in securities of companies with their principal place of business or principal office in emerging market countries; companies for which the principal securities trade in an emerging market; or companies, regardless of where their securities are traded, that derive 50% of their total revenue from either goods or services produced in emerging market countries. The fund may invest in securities of companies with small to medium market capitalizations.

PRINCIPAL GLOBAL INVESTORS Diversified International Separate Account. The investment option normally invests the majority of assets in companies in at least three different countries. It invests in securities of companies with their principal place of business or principal office outside of the United States; companies for which the principal securities trade on a foreign exchange; and companies, regardless of where their securities are traded, that derive 50% or more of their total revenue from goods or services produced or sold outside of the United States. The Separate Account may invest securities in of companies with small to medium market capitalizations.

MUNDER MID-CAP CORE GROWTH R FUND. The investment seeks long-term capital appreciation. The fund normally invests at least 80% of assets in the equity securities of midcapitalization companies. Mid-capitalization companies are those companies with market capitalizations within the range of companies included in the S&P Mid-Cap 400 index, or within the range of companies included in the Russell Midcap index. The fund may invest in exchange-traded funds (ETFs) to manage cash.

IBERIABANK Corporation Stock. Funds are invested in common stock of IBERIABANK Corporation.

Participants may change their investment options daily. The default investment option is the appropriate LifeTime fund that is most closely related to the participant's expected year of retirement at age 65.

Participant Loans. Participants may borrow from their fund accounts up to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from six months to five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits. Participants with vested balances of greater than $1,000 upon termination of service due to death, disability, retirement or termination of employment may elect to receive a lump-sum distribution or annual installments as indicated in the plan document. Upon termination of service, a participant with a vested balance of less than $1,000 will receive a lump-sum amount equal to the vested value in his or her account as soon as administratively feasible after termination.

Forfeited Accounts. Forfeitures of employer contributions shall be used to reinstate previously forfeited account balances of former participants, to make up contributions for any eligible employees erroneously omitted from the plan, to offset employer contributions, to offset administrative costs or to allocate to participants in the same manner as employer contributions.

NOTE 1 – PLAN DESCRIPTION (Continued):

ESOP Features. The plan was amended on June 29, 2005 to establish the Employer Securities Fund, which shall constitute a plan that is an employer stock ownership plan, intended to meet the requirements of Code Section 4975(e)(7). The assets will be invested primarily or solely in common stock issued by the employer. Each participant is entitled to elect whether dividends shall be distributed to the participant or reinvested in Employer securities. The participant will retain voting rights with respect to Employer securities allocated to his or her account. Cash dividends paid on IBERIABANK Corporation common stock declared after June 30, 2005 are 100% vested regardless of years of service performed.

Put Ownership. Under Federal income tax regulations, the employer stock that is held by the Plan and its participants and is not readily tradable on an established market, or is subject to trading limitations includes a put option. The put option is the right to demand that the Company buy any shares of is stock from participants for which there is no market. The put price is the representative of the fair market value of the stock. The Company can pay for the purchase with interest over a period of five years. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting - These financial statements are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value.

The fair values of the Plan's interests in the Stable Value Fund are based upon the net asset values of such funds reflecting all investments at fair value, including indirect interests in fully benefit-responsive contracts, as reported by the Plan custodian.

The fair values of the Plan's interests of pooled separate accounts are based upon the net asset values as reported by the Plan Custodian. The dividends, interest, and realized and unrealized gains for the underlying funds are factored into the value of the separate account funds. The dollar value per unit of participation is determined by dividing the total value of the separate account by the total number of units of participation held in the separate account.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The common stock of IBERIABANK Corporation is traded on a national exchange and is valued using the last trading price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Administration – Certain administration costs are paid by the participating employers as incurred.

Payment of Benefits - Benefits are recorded when paid.

Risks and Uncertainties – The Plan provides for various investment options in any combination of employer securities and certain investments. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans* (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4, *Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans*, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

NOTE 3 – PARTICIPANT-DIRECTED INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,	
	2007	2006
Gartmore Morley Cap Mgmt Stable Value Sig Fund 183,015.61 and 238,066.78 shares, respectively	$ 2,942,576	$3,682,411
Alliance Bernstein Cap Mgmt – Ptr Large Cap Value 140,079.72 shares		$2,300,915
IBERIABANK Corporation 419,430.79 and 501,123.97 shares, respectively	$19,608,389	$29,591,370
Parincipal LifeTime 2020 Separate Account 168,660.23 shares	$ 2,710,048	
Principal LifeTime 2030 Separate Account 150,030.87 shares	$ 2,447,003	

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTE 3 – PARTICIPANT-DIRECTED INVESTMENTS (Continued):

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $5,251,016 as follows:

Common Stock	$ (5,832,897)
Stable Value Fund	81,432
Pooled Separate Accounts	500,449
Total	$ (5,251,016)

NOTE 4 - ALLOCATED AMOUNTS:

At December 31, 2007 and 2006, there were no amounts allocable to participants who had elected to withdraw from the plan.

NOTE 5 – TAX STATUS:

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

NOTE 6 - PLAN TERMINATION:

Although it has not expressed any intent to do so, participating employers have the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

NOTE 7 – PARTIES-IN-INTEREST TRANSACTIONS:

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the plan, the Employer and certain others. Certain plan investments are held in pooled separate accounts managed by Principal Financial Group. Principal is also trustee as defined by the Plan and, therefore these transactions qualify as party-in-interest.

One of the investment options of the plan is IBERIABANK Corporation common stock. At December 31, 2007 and 2006, the Plan held an aggregate of 419,430.79 and 501,123.97 shares of IBERIABANK Corporation common stock valued at $19,608,389 and $29,591,370, respectively. Dividends received on IBERIABANK Corporation stock were $615,407 and $626,458, respectively. Participant loans are also considered party-in-interest investments.

All administrative expenses other than loan fees paid by participants are paid by the Company. Such expenses have historically been comprised of fees for audit, custody and recordkeeping services. IBERIABANK provides certain accounting and administrative services to the Plan for which no fees are charged.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2007 AND 2006

NOTE 8 – CONCENTRATION OF INVESTMENTS:

The Plan's investment in the shares of IBERIABANK Corporation Common Stock represents approximately 52% and 66% of total plan assets as of December 31, 2007 and 2006, respectively.

The Company is a Louisiana corporation that serves as a bank holding company for IBERIABANK, a Louisiana chartered state commercial bank. Through the Bank, the Company offers commercial and retail products and services to customers throughout the state, including New Orleans, Baton Rouge, Shreveport, Monroe and the Acadiana region of Louisiana.

NOTE 9 – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	
	2007	2006
Net Assets Available for benefits per the financial statements	$ 37,887,074	$ 44,856,457
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(18,978)	(57,536)
Net assets available for benefits per Form 5500	$ 37,868,096	$ 44,798,921

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470 PLAN 002

SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) **DECEMBER 31, 2007**

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
*	Participant Loans	Notes Receivable, ranging from interest rates of 5.00% to 9.25% and maturities of one to thirty years		$ -0-	$ 36,085
*	IBERIABANK Corporation	419,430.79	Shares Common Stock		19,608,389
	Gartmore Morley Cap Mgmt Stable Value Sig Fund	183,015.61	Shares		2,942,576
*	Principal Global Investors Bond & Mtg Sep Acct	914.53	Shares		655,648
*	Principal Global Investors Lifetime 2010 Sep Acct	102,087.19	Shares		1,550,808
*	Principal Global Investors Lifetime 2020 Sep Acct	168,660.23	Shares		2,710,048
*	Principal Global Investors Lifetime 2030 Sep Acct	150,030.87	Shares		2,447,003
*	Principal Global Investors Lifetime 2040 Sep Acct	41,831.93	Shares		681,439
*	Principal Global Investors Lifetime 2050 Sep Acct	19,268.09	Shares		312,284
*	Principal Global Investors Lifetime Str Inc Sep Acct	22,908.52	Shares		324,545
*	Goldman Sachs Asset Mgmt MidCap Value I Sep Acct	10,674.63	Shares		358,735
*	Principal Global Investors Smcap Stk Idx Sep Acct	4,552.58	Shares		101,161
*	Principal Global Investors Midcap Stk Idx Sep Acct	5,439.17	Shares		119,908

**IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN
72-0218470 PLAN 002**

**SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)** **DECEMBER 31, 2007**

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(d) Cost	(e) Current Value
*	Principal Global Investors Small Co Value Sep Acct	3,175.73	Shares		126,028
	Columbus Circle Investors Large Co Growth Sep Acct	42,799.56	Shares		1,195,249
	Alliance Bernstein Cap Mgmt Ptr Lg Cap Value Sep Acct	110,779.26	Shares		1,741,297
	UBS Emerald Advisers Smcap Growth II Sep Acct	54,089.36	Shares		624,411
*	Principal Global Investors Lgcap Stk Idx Sep Acct	9,387.41	Shares		497,681
*	Principal Global Investors Diversified Interl Sep Acct	8,256.55	Shares		555,948
*	Principal Global Investors US Property Sep Acct	211.42	Shares		136,262
*	Principal Global Investors Intl Emerging Mkts Sept Acct	3,517.97	Shares		214,312
	Munder Midcap Core Growth	4,383.53	Shares		130,410
	Totals				$37,770,227

* Denotes party-in-interest

EXHIBIT INDEX

TO

FORM 11-K FOR

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

Exhibit Number	Description of Exhibit
23.1	Consent of Castaing, Hussey & Lolan, LLC dated June 27, 2008

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the IBERIABANK Corporation Retirement Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

IBERIABANK CORPORATION
RETIREMENT SAVINGS PLAN

Date: June 27, 2008

By: /s/ Greg Rizzuto
Name: Greg Rizzuto
Title: Chairman of the Plan Administration and Investment Committee

{WD006132.1}

Castaing
Hussey &
Lolan, LLC
— Certified Public Accountants

EXHIBIT 23.1

Samuel R. Lolan, CPA
Lori D. Percle, CPA
Debbie B. Taylor, CPA
Katherine H. Armentor, CPA

Charles E. Castaing, CPA, *Retired*
Roger E. Hussey, CPA, *Retired*

Robin G. Freyou, CPA
Shalee M. Landry, CPA
Donna Lasseigne, CPA
Hilda S. Carriere, CPA

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As an independent registered public accounting firm, we hereby consent to the use in this Form 11-K of our report dated June 27, 2008 and the incorporation by reference of our report in IBERIABANK Corporation's Registration Statements on Form S-8 (File No. 333-79811 and 333-135359).

Castaing, Hussey & Lolan, LLC
New Iberia, Louisiana
June 27, 2008

525 Weeks Street • P.O. Box 14240 • New Iberia, Louisiana 70562-4240
{WD006132.1} Ph.: 337-364-7221 • Fax: 337-364-7235 • email: info@chlcpa.com
Members of American Institute of Certified Public Accountants • Society of Louisiana Certified Public Accountants